August 22, 2007

Larry Spirgel
Mail Stop 3720
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re: Amendment #5 to Freedom Financial Holdings, Inc.
Registration Statement on Form SB-2
Filed August 22 , 2007
File No. 333-140538

Dear Mr. Spirgel:

As the result of finding errors in Amendment No. 4 the Company has made additional modifications to the prospectus which encompass Amendment No. 5 to the Registration Statement on Form SB-2 (the "Registration Statement") of Freedom Financial Holdings, Inc. (the "Company").

The page numbers referenced in this letter relate to the information set forth in the Edgar version and are marked to show changes of the Registration Statement.

Capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Registration Statement.

1.
Financial Statements: Pages F-4, F-6, F-8 and F-15 of the financial statements have been amended in the Edgar version of the prospectus. Marked copies of the changes to the pages have been included for your review.

2.
Management’s Discussion and Analysis: The MD&A was also affected by the errors in the filing. As such, the MD&A, on pages 59 and 60 of the Edgar version has been amended. Marked copies of the pages with changes have been included for your review.

If you would like further explanation of the contents of this letter, please feel free to call us at (858) 566-7010.

Weintraub Law Group, PC

______/s/_______________
Kristin Lund, Esq.